EXHIBIT 23.1

Consent of Independent Auditors

The Board of Directors

Pinnacle Systems, Inc.:

We consent to the incorporation herein by reference of our report dated July 25, 2003 with respect to the consolidated balance sheets of Pinnacle Systems, Inc. and subsidiaries as of June 30, 2003 and 2002, and the related consolidated statements of operations, shareholders’ equity and comprehensive loss, and cash flows for each of the years in the three-year period ended June 30, 2003, and the related financial statement schedule, which report appears in the June 30, 2003 annual report on Form 10-K of Pinnacle Systems, Inc. We also consent to the reference to our firm under the heading “Experts” in the prospectus.

Our report refers to the adoption of Statement of Financial Accounting Standards No. 142, Goodwill and Intangible Assets.

/s/ KPMG LLP

Mountain View, California

September 18, 2003